

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

September 16, 2009

Via Facsimile and U.S. Mail

Mr. Donald W. Palette
Chief Financial Officer
Skyworks Solutions, Inc.
20 Sylvan Road
Woburn, Massachusetts 01801

Re: Skyworks Solutions, Inc.
Form 8-K Dated September 9, 2009
File No. 001-05560

Dear Mr. Palette:

We have reviewed your response letter dated September 3, 2009 and we have the following additional comment. Where indicated, we think you should revise your documents in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K dated September 9, 2009

1. We note that you have provided a forward-looking non-GAAP financial measure of non-GAAP diluted EPS. However, we do not see where you have provided a reconciliation of this forward-looking non-GAAP financial measure with the corresponding forward-looking GAAP financial measure as required by Regulation G or otherwise provided the disclosures required by Regulation G for forward-looking non-GAAP financial measures. Please revise future filings to comply by providing reconciling information that is available without unreasonable effort. As applicable, include clear disclosure of why any

forward-looking GAAP information is not accessible. Identify such information that is unavailable and disclose its probable significance. Refer to Regulation G.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief